Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

November 10, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long
Mr. Craig Slivka
Mr. Leland Benton
Ms. Patricia Do
Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 24, 2014
CIK No. 0001607741

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 21, 2014, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 2 (“Draft Amendment No. 2”) to the Company’s Draft Registration Statement on Form S-1 submitted on May 9, 2014 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Prospectus Summary, page 1

Our Business Strategy, page 1

1.	You estimate that Pingdingshan currently requires approximately 1.04 million square meters of brick and 2.22 million square meters of concrete annually. You are capable of producing only 400,000 square meters of brick and 400,000 square meters of concrete annually. However, you state that you command 51% of the brick market and 30% of the concrete market in Pingdingshan. As you are unable to produce enough brick and concrete to meet 51% of bricks and 30% of the concrete required in Pingdingshan annually, please clarify this statement.

Response: Our market share percentages include the bricks and concrete produced for us by third-party manufacturers. We have revised the first sentence in the first bullet point on page 1 as follows:

We can advance our market position, which we estimate to be approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in fiscal 2014 (including bricks and concrete produced for us by third-party manufacturers) based on internal studies of published government data and our customers’ purchases, by investing in our existing operations.

The first sentence of the second paragraph on page 46 as follows:

Based on internal research of published government data and our customers’ purchases, and including the bricks and concrete produced for us by third-party manufacturers, we commanded approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in both fiscal 2014 and fiscal 2013.

The first sentence of the first paragraph under “Competition” on page 52 as follows:

Based on internal research of published government data and our customers’ purchases, and including the bricks and concrete produced for us by third-party manufacturers, we commanded approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in both fiscal 2013 and 2014.

And the first sentence of the last bullet point on page 52 as follows:

●	Maintenance of relationships. Based on internal research of published government data and our customers’ purchases, and including the bricks and concrete produced for us by third-party manufacturers, we commanded approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in both fiscal 2014 and fiscal 2013.

In addition, we have revised our estimate of the amount of bricks that Pingdingshan requires annually, from approximately 1.0 million cubic meters to approximately 0.9 million cubic meters.

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Risk Factors, page 6

2.	Where appropriate, please add a risk factor addressing the fact that Yulong WFOE is obliged to “absorb” the net losses of its consolidated companies on request but does not maintain any funds to do so, as disclosed on page 43.

Response: We have included the following risk factor under “Risks Related to Our Corporate Structure” on page 12:

If our consolidated affiliated entities were to incur net losses, Yulong WFOE’s inability to absorb such losses could result in our inability to continue as a going concern, in which case you would lose your entire investment.

Pursuant to the contractual arrangements through which we control Yulong Group, Yulong WFOE is obligated, upon request, to absorb the net losses from our consolidated affiliated entities. However, because Yulong WFOE currently does not maintain any funds to do so, and because we rely entirely upon Yulong Group for our revenues, Yulong WFOE’s inability to absorb such net losses could result in the inclusion by our independent registered public accounting firm in their report regarding our financial statements that there is substantial doubt as to our ability to continue as a going concern. Should that happen, our ability to continue as a going concern would depend, in large part, on our ability to obtain additional financing or replace Yulong Group, neither of which prospects would be certain. If we were unable to continue as a going concern, your entire investment would become worthless.

3.	Please add a risk factor, where appropriate, addressing the ability of your board of directors’ ability to refuse to register a transfer of any share for any reason.

Response: We have included the following risk factor on page 17:

You may be subject to limitations on transfer of your ordinary shares.

Our board of directors has absolute discretion to refuse to register a transfer of any share to a person for any reason; provided, however, that if a transfer is refused, the board must provide a notice of such refusal to both the transferor and intended transferee. Prior to the completion of this offering, we intend to amend our articles of association so that refusal of a transfer is limited to shares that are not fully paid. Until such amendment, however, your ability to transfer your ordinary shares may be restricted.

4.	We have read your response to comment 116 in our letter dated June 5, 2014. Please revise to include a risk factor that highlights that those responsible for the preparation of your financial statements may possess limited knowledge of US GAAP.

Response: We respectfully note, per our response to Comment 116B, that those who prepare our financial statements are familiar with US GAAP, including our chief financial officer and the employees of Horizons Consulting Associates, LLC (“Horizons”), with most of the Horizons employees having US CPA qualifications. We have, however, included the following risk factor on page 22:

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Because we do not maintain our books under US GAAP, most of our board of directors and all of our accounting personnel have very limited, or no, US GAAP experience, and because we rely on consultants to prepare our financial statements, there is a higher risk that our financial statements will not accurately describe our financial condition.

Our financial records are not maintained under US GAAP. Other than our chief financial officer, we do not internally retain individuals that prepare our financial statements, and instead utilize an external contract-based consulting firm whose employees have knowledge of US GAAP. Additionally, until the appointment of a director who will chair our audit committee, our board of directors and all of our accounting personnel have very limited, or no, relevant US GAAP experience. These factors contribute to a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis by our company’s internal control over financial reporting, therefore leading to errors or omissions in our financial information.

Risks Related to Our Business and Our Industry, page 6

Our overall profitability is sensitive to price changes of our raw materials, page 7

5.	Please clarify whether you are able to pass along increases in raw materials to your customers. Please see comment 20 of our letter dated June 5, 2014.

Response: We have revised the risk factor as follows on page 7:

Our overall profitability is sensitive to price changes of our raw materials.

Our products are price-sensitive to raw material costs, which account for approximately 80% of our production cost for bricks, and approximately 95% for concrete  in fiscal 2014.  Raw material prices are subject to changes in response to relatively minor fluctuations in supply and demand (such as the shortage brought on the national energy conservation policy at the beginning of 2013), general economic conditions and market conditions, all of which are beyond our control.  While we were able to pass along increased raw material costs to our brick customers in fiscal 2013 and 2014, we were unable to do so entirely to our concrete customers, and there is no assurance that we can continue to do so in the future. If we are unable to pass along any increase in raw material costs to our customers, our profitability could be materially and adversely affected.

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The loss of services of the senior management and key personnel of our consolidated … page 9

6.	Please revise your disclosure here to address the risks associated with the loss of Mr. Zhu’s services to your company, particularly the additional risks posed by the fact that he is the beneficial owner of 100% of the equity of your consolidated affiliated entities. Please see comment 24 of our letter dated June 5, 2014.

Response: We respectfully note that the additional risks noted in the Staff’s comment above are discussed under the following heading on page 9:

Shareholders of our consolidated affiliated entities may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.  Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

And also under the following heading on page 10:

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

We have accordingly revised to make reference to both of these risk factors as follows on page 9:

Our future success is significantly dependent upon the continued service of the senior management and key technical personnel of our consolidated affiliated entities.  In particular, we rely heavily on our founder, Yulong Zhu, to continue to manage our business, operations and sales and marketing activities as well as to maintain personal and direct relationships with many of our major customers.  While we believe that the departure of Mr. Zhu is unlikely while he remains the beneficial owner of 100% of the equity interests of our consolidated affiliated entities, he may choose to reduce his level of involvement, or not to take part at all, especially if a conflict of interest or other disagreement arises between him and us. See “—Risks Related to Our Corporate Structure—The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.” In addition, Mr. Zhu may act, or cause our consolidated affiliated entities and/or their shareholders to act, detrimentally against, our interests. See “—Risks Related to Our Corporate Structure—Shareholders of our consolidated affiliated entities may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.  Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.”

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The loss of Mr. Zhu’s services or those of any other members of the senior management or key personnel of our consolidated affiliated entities may materially and adversely affect our business and operations.  For instance, it could jeopardize our relationships with customers and result in the loss of customer engagements.  If we lose the service of any such senior management member or key personnel, we may not be able to locate and obtain the service of qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth.  In addition, if any of such senior management or key technical personnel joins a competitor or forms a competing company, we may lose customers, know-how, key professionals and employees.

If we are not able to complete our purchase of the land use right for the land our new … page 9

7.	We note your response to comment 16 of our letter dated June 5, 2014. The fact that you have fully paid the purchase price for two of the three land parcels does not appear to obviate the risks posed by the fact that the transfer registration has not been completed. Please expand your disclosure to discuss the risks raised by your failure to complete the transfer registration of the land rights for your facilities.

Response: We have revised the risk factor as follows on page 9:

If we are not able to complete our acquisition of the land use rights underlying our facilities, we may have to incur substantial costs in order to enforce our rights or lose access to the lands and thus our facilities.

While we have paid in full to the relevant villagers committees for the land use rights to the lands underlying the facilities of Yulong Bricks and Yulong Concrete pursuant to written agreements with such committees, the transfer registration for such rights has not been completed as of the date of this prospectus. In addition, we have made only partial payment for the land use right to the land underlying the facilities of Yulong Renewable which we are constructing, pursuant to a written agreement with the holder of such right. If we cannot, for any reason, complete the transfer registration for the land used by Yulong Bricks or Yulong Concrete, or cannot complete our purchase of the land used by Yulong Renewable, we would need to rely on our written agreements with the holders of the underlying land use rights to exercise our rights. If any such holder decides to breach its agreement with us, we may have to pay additional money to such holder to ensure continuing access to our facilities and avoid any disruption to operations, which would in turn increase our production costs and thereby reduce our profitability. There can be no assurance, however, that such breach can be resolved on terms acceptable to us. Any efforts to enforce our rights in a court in China can be protracted and involve substantial costs, and there can be no assurance that the outcome would be favorable to us. See “–Risks Related to Doing Business in China–Uncertainties with respect to the PRC legal system could adversely affect us.”

If, as a result of any of the foregoing, we can no longer access our facilities, all or substantially all of our investments in them could be lost, and we would not be able to continue operations.

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Risks Related to Our Corporate Structure, page 9

PRC regulation of loans to, and direct investment in, PRC entities by offshore … page 11

8.	Please clarify, here and elsewhere, how you intend to distribute the proceeds of this offering to your Chinese businesses. You state that you will “most likely finance the activities of [y]our consolidated affiliated entities with the proceeds from this offering as loans in RMB from Yulong WFOE to [y]our consolidated affiliated entities.” However, you do not clearly state how you will transfer the proceeds of this offering to Yulong WFOE. Please refer to comment 31 of our letter dated June 5, 2014.

Response: We respectfully note that the two ways of transferring the proceeds of this offering to Yulong WFOE are discussed in the following paragraphs of the risk factor on page 15:

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities.  We may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary.

Any loans by us to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations.  For example, loans by us to Yulong WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE.  The current amounts of approved total investment and registered capital of Yulong WFOE are approximately $140,000 and $100,000, respectively, which means Yulong WFOE cannot currently obtain loans in excess of $40,000 from our entities outside of China. We may also decide to finance Yulong WFOE by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.

And in the following paragraphs under “Regulations on Foreign Exchange” on pages 52 and 53:

In utilizing the proceeds we expect to receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with a PRC subsidiary, we may (a) make additional capital contributions to our PRC subsidiary or (b) make loans to our PRC subsidiary or consolidated affiliated entities.  However, these uses are subject to PRC regulations and approvals.  For example:

●	capital contributions to Yulong WFOE must be approved by the Ministry of Commerce or its local counterparts; and

●	loans by us to Yulong WFOE, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits (current approved total investment and registered capital of approximately $140,000 and $100,000, respectively) and must be registered with SAFE or its local branches.

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We have, however, supplemented our disclosures to state we will consult with our PRC counsel on whether using the proceeds as capital contribution or as loan to Yulong WFOE would be more appropriate for us, by adding the following sentence to the second to the last paragraph of the risk factor on page 11:

With respect to the proceeds we expect to receive from this offering, we will consult with our PRC counsel on whether using them as capital contribution or as loans to Yulong WFOE would be more appropriate for us.

As well as the following sentence to the last paragraph of “Regulations on Foreign Exchange” on page 55:

We will consult with our PRC counsel on whether using the proceeds we expect to receive from this offering as capital contribution or as loans to Yulong WFOE would be more appropriate for us, and prepare for the attendant registration process accordingly.

Risk Factors Related to This Offering and Ownership of Our Ordinary Shares, page 17

We are an “emerging growth company,” and may elect to comply with reduced public … page 20

9.	In the first sentence under this heading you refer to your use of proxy statements. Please note that as a foreign private issuer you may not use proxy statements. Please refer to comment 46 of our letter dated June 5, 2014 and no-action letter 1992 SEC No-Act. LEXIS 342.

Response: We have revised the first sentence accordingly as follows on page 20:

In addition to being a foreign private issuer, we are also an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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Selected Financial Data, page 27

10.	We note your response to prior comment 55. Please note that when you update your financial statements for the year ended June 2014, the disclosure requirements of SAB Topic 1:B:3 related to your fiscal year 2013 distribution are no longer applicable.

Response: We acknowledge the above comment.

Management’s Discussion and Analysis of Financial Condition and Results of … page 28

Results of Operations, page 28

11.	Please provide greater insight into the trends and uncertainties affecting your operations. For example, you discuss the planned construction of new buildings, but it is unclear whether the rate of new construction is increasing year-on-year or is expected to. Similarly, you refer to the “significant impact” of government efforts to control the residential real estate market on the demand for construction materials but do not address what the impact is. Finally, it is unclear what is meant by the statement that Yulong Renewable is “encouraged” by the local government. Please refer to comment 59 of our letter dated June 5, 2014.

Response: We have revised the second paragraph under “Results of Operations” on page 28 as follows:

On a macro level, management has observed the following trends and uncertainties, which we believe may have a direct impact on our operations in the near future: (1) planned construction of new (mostly government) buildings in the new district and counties of Pingdingshan, which is consistent with the current policy of the central government favoring urbanization, should translate into increased new construction and drive the demand of construction materials for the next eight to 10 years; (2) the national energy conservation policy, described below as the New Energy Policy, since the beginning of calendar year 2013 should continue to impact our suppliers and drive up raw material costs for the foreseeable future until pollution can become manageable; (3) government efforts to control the residential real estate market can have significant impact on demand for construction materials, such as the decision by the Henan government in September 2014 to lift restriction on the number of residential properties one can purchase, and to reduce home mortgage rate, which we believe will be positive for the local real estate market and demand for construction materials; (4) our planned operations under Yulong Renewable are deemed “green” by the local government and therefore encouraged, which may translate into tangible benefits such as tax reduction, although there can be no assurance of this.

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Revenue, page 28

12.	Please reconcile your references to “picking up most of” the market share of the smaller brick plants in Pingdingshan, at the top of page 29, with your statement in the next paragraph that you “did not take advantage of the market shares that [you] gained” and that “there were no significant sales to new customers during the periods.”

Response: The reference to “did not take advantage of the market shares that we gained” is intended to confer our inability to increase upon the market shares that we gained from the shutdown of the smaller brick producers, and we have revised our disclosure in the second paragraph on page 30 as follows:

On the other hand, the production limits imposed by the New Energy Policy at the beginning of calendar year 2013 created both shortage and price increase of certain raw materials such as quicklime and cement.   Although we could have overcome the shortage by paying prevailing market prices (or higher) to our suppliers as well as other suppliers locally and outside of Pingdingshan, we chose not to do so. One concern was the uncertainty with the quality of raw materials from other suppliers and the potential harm to our reputation. Another concern was how much of the higher raw material costs we would be able to pass along to customers. Thus, we were unable to add to the market shares that we gained in the first half of fiscal 2013.  As a result, our sales volume for the second half of fiscal 2013 decreased by approximately 45,000 m3, or 17.4%, from the same period in fiscal 2012. We used the shortage, however, as well as market recognition of the quality of our bricks, to raise our price.  We adjusted our unit average selling price by approximately 14.6% in the fiscal year ended June 30, 2013 as compared to the same period in 2012. We expect that the impacts of the New Energy Policy on our business will be ongoing until the widening pollution problems facing China can be better managed or contained on a national level.

We have deleted the reference to “there were no significant sales to new customers during the periods” in our revised disclosure per our response to Comment 13 below.

13.	Please clarify how much of the drop in sales volume for the second half of fiscal 2013 was due to shortages of materials at prices acceptable to you and how much was due to the lack of significant sales to new customers.

Response: After further assessment, our management has determined that lack of sales to new customers was an effect of the raw material shortages, rather than a cause of the drop in sales volume during the second half of fiscal 2013. Rather, the drop in sales volume was primarily caused by the raw material shortages. As such, we have deleted the reference to lack of sales to new customers from our revised disclosure, as reflected in our response to Comment 12 above.

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Cost of Revenue, page 30

14.	Please provide us with a discussion of your overhead and direct labor costs to produce a cubic meter of brick or concrete as compared to the fees that you pay to third parties for producing brick or concrete on your behalf. Please also address whether these fees are uniform or depend on the third party contractor.

Response: We have revised the second paragraph of page 31 as follows:

We also use third-party manufacturers generally when orders exceed our production capacities. Such was the case in fiscal 2012 for both bricks and concrete, and for concrete in fiscal 2014 and 2013. Such third-party manufacturers produce bricks and concrete with their employees and equipment using our pre-formulated raw material blends and under our supervision, and allow us to stage the finished products (in the case of bricks) onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of finished product, which fee is negotiated separately with each manufacturer. Based on the fees we paid in the last three fiscal years, which remained consistent during such periods, the difference between our overhead and direct labor cost to produce a cubic meter of brick or concrete on our own, as compared to the fee we paid to the third-party manufacturers, is approximately $2, but may be higher or lower depending on how much bricks or concrete we produce and thus how much overhead and direct labor cost we allocate to each resulting product unit. As such, our arrangements with these manufacturers historically have not materially affected our cost of revenue and resulting gross profit. The brick manufacturer that we have been using lacks a sales department to develop business in the local market, while the concrete manufacturer that we have been using relies on us to continue their operations. Thus, we believe that we currently have more bargain power with respect to the fees that we pay these manufacturers.

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Liquidity and Capital Resources, page 33

15.	You refer on page 33 to receiving loans “and other forms of financial support from [y]our founder.” Please clarify what these “other forms” of financial support may consist of. Please see comment 69 of our letter dated June 5, 2014.

Response: We have deleted the reference to “other forms of financial support” to clarify that loans will be the only form of financial support from our founder. The revised disclosure in clause (2) of the third paragraph under “Capital Resources” on page 34 is as follows:

We intend to use the net proceeds from this offering to fund the completion of the new recycling plant and the brick plant (with two production lines) that Yulong Renewable will operate when completed. If the net proceeds are not sufficient, or if offering is delayed or cannot be completed for any reason, however, we may take the following actions: (1) enter into new, or refinance existing, short- and/or long-term bank loans; (2) continue to obtain loans from our founder; and/or (3) raise capital through the sale of additional Yulong equity after this initial public offering (assuming that we are able to complete the offering). We cannot assure you that financing will be available in the amounts we require or on terms acceptable to us, if at all.  The sale of additional equity, including convertible debt securities, would dilute the interests of our current shareholders.  The incurrence of debt could result in operating and financial covenants that could restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may be adversely affected.

Cash Flows, page 34

16.	It appears that your disclosure regarding your transactions with related parties does not correlate with the transactions that you describe on page 63. Refer to comment 70 of our letter dated June 5, 2014. Please revise.

Response: We respectfully note that the disclosures on page 34 reflect only cash transactions with the related parties, whereas the disclosures on page 63 reflect the balance amount of all transactions with the related parties. We have, however, revised our disclosures on page 63 to correlate with the transactions described on page 34. Please see our response to Comment 24 below for our proposed revisions.

Net Cash Provided by (Used in) Financing Activities, page 34

17.	Please clarify how you received the $7.4 million in cash from your founder and his nephew. Was the cash a loan, a gift, or received as consideration in a transaction? Please refer to comment 72 of our letter dated June 5, 2014.

Response: We have revised our disclosure in clause (a) to clarify that the $7.4 million from our founder and his nephew is interest-free loan as follows:

For the year ended June 30, 2013, net cash provided by financing activities reflected mainly proceeds from (a) $7.4 million in cash as interest-free loan from our founder and his nephew, Lei Zhu, (b) $9.0 million in bank loans, (c) $9.2 million in bank loan repayments as they became due, (d) $1.6 million from notes payable, (e) $3.3 million in notes payable payments as they became due, and  (f) $0.9 million released from restricted cash due to the change in notes payable balance.

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Business, page 38

Yulong Group, page 39

18.	You state on in the second sentence of the third paragraph on page 40 that your founder believes that it is necessary for other shareholders to hold equity on his behalf “to retain some measure of privacy locally.” Please clarify this statement. Please also address what rights the investors in this offering have in the revenue generated by the Yulong Group companies and in each company’s assets. Please see comment 76 of our letter dated June 5, 2014.

Response: With respect to the statement “to retain some measure of privacy locally,” Mr. Zhu simply wishes to maintain some measure of privacy with respect to his personal affairs. This would be analogous to an individual in the United States who, rather than holding shares directly, holds them through an entity that he controls. Here, instead of forming an entity, Mr. Zhu relies on his relatives but maintains control through the Silent Shareholder Investment Agreement.

With respect to the rights of the investors, we have amended our disclosures by adding the following sentences to the last paragraph on page 42:

However, reliance on the contractual arrangements may not always be effective. See “Risk Factors–Risks Related to Our Corporate Structure–Our contractual arrangements with our consolidated affiliated entities may not be as effective in providing operational control as direct ownership.” In addition, because the contractual arrangements are governed by Chinese laws, enforcement of our rights may be uncertain. See “Risk Factors–Risks Related to Doing Business in China–Uncertainties with respect to the PRC legal system could adversely affect us.”

Option Agreements, page 43

19.	Please clarify whether your reference to free transferability under this heading pertains to the options held by Yulong WFOE to acquire the equity interests of Yulong Group companies or to the equity interests after they have been acquired. Please refer to comment 83 of our letter dated June 5, 2014.

Response: The free transferability pertains to the option, and not the underlying equity interests. We have revised the first bullet point on page 46 accordingly as follows:

●	Yulong WFOE has sole discretion as to when to exercise such options, either in part or in full, and is entitled to exercise the options for unlimited times until all of the equity interests of Yulong Group have been acquired, and can freely transfer the options, in whole or in part, to any third party. Equity interests purchased by such third party would be held by such third party.

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20.	We note your supplemental response to comment 83 of our letter dated June 5, 2014. It is not apparent that Yulong WFOE would only allow a third party to hold equity interests in your consolidated affiliated entities if Yulong WFOE would continue to have beneficial ownership over the equity interests. Please include an appropriate risk factor.

Response: We have added the following risk factor under “Risks Related to Our Corporate Structure” on page 12:

If Yulong WFOE were to transfer its exclusive option to acquire the equity interests of our consolidated affiliated entities to a third party, we may potentially lose control over such entities.

Under the option agreements between Yulong WFOE and each of the Yulong Group shareholders, Yulong WFOE has exclusive option to purchase all or part of such shareholders’ equity interests in Yulong Group, which option Yulong WFOE may freely transfer to any third party. While we believe that Yulong WFOE would not act against its own interest by transferring such option to a third party unless, after exercise of such option, Yulong WFOE can continue to have the same control over Yulong Group that it has prior to exercise, we cannot guarantee that Yulong WFOE will act accordingly.

If Yulong WFOE were to transfer the option to a third party without taking steps to ensure its continuing ability to control Yulong Group post-exercise of such option, we could potentially lose control over them. As we rely entirely on Yulong Group for our revenue as well as to fund our cash and other financing needs, such loss would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which in turn may affect the value of your investment.

Regulations, page 51

New Energy Policy, page 52

21.	Please expand your disclosure here to discuss the impact of the New Energy Policy on your industry and your company. We note the disclosure on page 29 that it imposes production limits on some of your raw materials in order to control pollution generated by their production. Please also reconcile this with your claims in the Summary section regarding “environmentally friendly products.”

Response: We have expanded our disclosure by adding the following paragraph:

The New Energy Policy imposes production limits on some of our raw materials in order to control pollution generated by their production, which as a result has created both shortage and price increase of the affected raw materials, such as quicklime and cement.    As long as we can maintain our relationship with our current suppliers and are willing to pay the prevailing market price (or higher), we believe that the shortage can be overcome. However, we may choose not to do so in order to protect our margins. Because the implementation of the New Energy Policy is nationwide, we do not believe that sourcing raw materials from outside Pingdingshan would be practicable, in addition to uncertainty with the quality of raw materials from such suppliers and potential harm to our reputation. We expect that the New Energy Policy to have ongoing impact on our business and our industry until China’s pollution can be better controlled.

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We respectfully note that as disclosed in the first bullet point under “Our Competitive Strengths” on page 1, the reference to “environmentally friendly products” pertains to our current use of reclaimed fly-ash in our bricks and our anticipated use of construction waste at our new recycling and brick plants. We have, however, revised our disclosure to emphasize the current use of reclaimed fly-ash as follows:

●	Environmentally friendly products. In addition to our bricks which are each comprised of at least 30% in reclaimed fly-ash, we will be able to produce bricks from construction wastes consisting of discarded bricks and concrete, once our new recycling plant and brick plant become operational. We are also building a research and development facility that will focus on renewable construction materials. Given China’s growing public awareness of pollution and resource conservation, we believe such efforts will be crucial for us to remain the market leader in Pingdingshan.

Management, page 57

22.	Please note that there are no SEC rules defining what constitutes an independent director. Please revise. Refer to comment 100 of our letter dated June 5, 2014.

Response: We have deleted “SEC rules” from the second paragraph under “Board Committee” on page 59 as follows:

Audit Committee.  Our audit committee consists of           ,            and           .             is the chairperson of our audit committee.  Our board of directors has affirmatively determined that each member of our audit committee meet the definition of an independent director under applicable NASDAQ listing rules.  In addition, our board of directors has determined that            qualifies as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC.  Our audit committee is responsible for, among other things:

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Executive Compensation, page 62

23.	Please clarify what severance payments the law of China requires you pay to Mr. Wu upon termination without cause.

Response: We have included the following paragraph under “Regulation–Labor Laws and Social Insurance” on page 56:

In addition, under the PRC Labor Contract Law, an employee shall be paid severance pay based on the number of years worked with his or her employer at the rate of one month's wage for each full year worked. Any period of more than six months but less than one year shall be counted as one year. Any period of less than six months shall be paid with half of the monthly wage. If the monthly wage of an employee is three times greater than the average monthly wage of employees as published by the people's government at the level of municipality directly under the central government or municipality divided into districts where the employer is located, the severance pay rate shall be three times the average monthly wage of employees, provided that no more than 12 years of work shall be paid. The term “monthly wage” shall mean the employee’s average monthly wage for the 12 months prior to the termination or ending of his or her employment contract.

We have also amended our disclosures in the first paragraph on page 64 to make reference to the above disclosure as follows:

As of the date of this prospectus, we have entered into an employment agreement with our chief financial officer, Zan Wu, pursuant to which he will initially receive an annual base salary of RMB 600,000, which will increase to $180,000 concurrently with the closing of this offering.  Mr. Wu is employed as our chief financial officer for an initial term of one year, which may be renewed upon mutual agreement. We may terminate his employment for cause, at any time, without notice or remuneration, for certain acts such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.   We may also terminate his employment without cause upon three-month advance written notice. In such case of termination, we will provide severance payments to him as expressly required by applicable law of China. (See “Regulation–Labor Laws and Social Insurance” on page 54). Mr. Wu may terminate the employment at any time with a three-month advance written notice.

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Related Party Transactions, page 63

24.	Please revise your disclosure to provide all of the information required by Item 404(a)(5) of Regulation S-K, including: the largest outstanding aggregate amounts of principal for the periods covered, rather than as of a given date; the amount of principal paid during the period covered; and the amount outstanding as of the latest practicable date. Please refer to comments 103 and 106 of our letter dated June 5, 2014.

Response: We have revised our disclosure as follows to include the largest outstanding aggregate amounts of principal for the periods covered and the amount of principal received/paid during the period covered:

Other Related Transactions

We have made loans to certain related parties on occasions, which are unsecured, non-interest bearing and due on demand.  Such loans consisted of the following amounts as of and during the periods indicated:

		June 30, 2014
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal received/ (loan to) during the period

Liping Zhai	Relative of founder; Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport	$3,148	$3,148	$-
Henan Juhe Industrial Co., Ltd.	Owned by founder	933,460	3,516,594	2,603,144
Total		$936,608	$3,519,742	$2,603,144

		June 30, 2013
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal received/ (loan to) during the period	Non-cash items (1)

Yulong Zhu	Founder	$-	$2,959,503	$-	$2,959,503
Hu Zhu	Relative of founder	-	3,246,710	-	3,246,710
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	-	7,340,258	(1,513,947)	7,340,258
Yingtao Miao	Relative of founder	-	1,736,900	-	1,736,900
Liping Zhai	Relative of founder; Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport	3,134	3,134	-	-
Henan Juhe Industrial Co., Ltd.	Owned by founder	3,516,594	3,516,594	(525,114)	-
Total		$3,519,728	$18,803,099	$(2,039,061)	$15,283,371

(1)	See non-cash items in the accompanying statements of cash flows on page F-5 of our financial statements included elsewhere in this prospectus.

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		June 30, 2012
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal received/ (loan to) during the period

Yulong Zhu	Founder	$2,909,903	$3,876,142	$1,048,893
Hu Zhu	Relative of founder	3,192,295	3,192,295	(1,449,024)
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	5,858,107	5,858,107	(1,416,600)
Yingtao Miao	Relative of founder	1,742,400	1,742,400	(1,731,400)
Liping Zhai	Relative of founder; Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport	3,068	3,068	-
Henan Juhe Industrial Co., Ltd.	Owned by founder	2,920,551	2,920,551	(154,310)
Total		$16,626,324	$17,592,564	$(3,702,441)

We do not intend to make loans to our related parties after this offering in light of Section 402 of the Sarbanes-Oxley Act.

We have also borrowed from related parties on occasions or declared dividends for the benefits of such related parties, which are unsecured, non-interest bearing and due on demand.  Such loans or dividend payables consisted of the following amounts as of and during the periods indicated:

		June 30, 2014
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal proceeds from/ (loan repayment to) during the period

Yulong Zhu	Founder	$12,856,251	$12,856,251	$1,938,616
Henan Yuliang Hotel Co., Ltd.	Owned by founder	182,000	220,825	(39,853)
Lei Zhu	Relative of founder	381,167	420,892	(41,623)
Hu Zhu	Relative of founder	2,197,073	2,197,073	977
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	1,760,896	1,760,896	-
Yingtao Miao	Relative of founder	541,248	541,248	-
Total		$17,918,635	$17,997,185	$1,858,117

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		June 30, 2013
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal proceeds from/ (loan repayment to) during the period	Non-cash items (1)

Yulong Zhu	Founder	$10,823,680	$10,823,680	$7,255,418	$3,407,669
Henan Yuliang Hotel Co., Ltd.	Owned by founder	220,825	220,825	2,358	-
Lei Zhu	Relative of founder	420,892	420,892	113,792	-
Hu Zhu	Relative of founder	2,186,638	2,186,638	-	2,177,178
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	1,753,311	1,753,311	-	1,711,049
Yingtao Miao	Relative of founder	538,916	538,916	-	525,926
Total		$15,944,262	$15,944,262	$7,371,568	$7,821,822

(1)	See non-cash items in the accompanying statements of cash flows on page F-5 of our financial statements included elsewhere in this prospectus.

		June 30, 2012
Name of related parties	Relationship	Outstanding balance	Largest outstanding aggregate amounts of principal for the period	Principal proceeds from/ (loan repayment to) during the period

Henan Yuliang Hotel Co., Ltd.	Owned by founder	$213,840	$213,840	$212,490
Lei Zhu	Relative of founder	298,898	298,898	108,131
Total		$512,738	$512,738	$320,621

Description of Share Capital, page 66

Registration Rights, page 71

25.	You state that you granted registration rights to all holders of ordinary shares acquired in private placements in 2011. This does not appear to include the 8,550,000 shares given to the six shareholders of Yulong BVI on December 22, 2011. Please revise, and please refer to comment 110 of our letter dated June 5, 2014.

Response: We have revised our disclosure to clarify that registration rights are granted only to the holders of the 1,450,000 shares, as follows on page 74:

In connection with the private placement of 1,000,000 ordinary shares in March 2011 and 450,000 ordinary shares in May 2011, we granted to the holders of these ordinary shares certain registration rights.  Such holders will be entitled to these registration rights pursuant to registration rights agreements that we entered into with them.  These registration rights also apply to any other ordinary shares issued as a dividend or other distribution with respect to such shares.  These shares are referred to as registrable securities.

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Underwriting, page 79

26.	Please provide the disclosure required by Item 508(b) of Regulation S-K for the Alberleen Group.

Response: We have revised our disclosure to provide the information required by Item 508(b) of Regulation S-K for The Alberleen Group, as follows on page 82:

Alberleen & Company is principally engaged in providing investment banking, private placement and related financial services primarily to corporations and institutions, and also to high net worth individuals. Although several bankers at Alberleen & Company have extensive investment banking background and experience, Alberleen & Company is a newly formed broker dealer, and, as an entity, has limited experience conducting public equity offerings.

Representative’s Warrants, page 80

27.	Please include the warrants in the table of underwriter compensation. Please see Item 508(e) of Regulation S-K.

Response: We have revised the table of underwriter compensation to include the representative’s warrants as follows, as reflected on page 82:

	Per Share	Total No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us (1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Including representative’s warrants. See “Representative’s Warrants” below.

Financial Statements, page 86

28.	Please note the updating requirements of Rule 8-08 of Regulation S-X. Update MD&A and other sections accordingly.

Response: We acknowledge the above comment, and have updated the Registration Statement accordingly to be in compliance of Rule 8-08 of Regulation S-X.

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Note 3 – Variable interests entities, page F-14

29.	You indicate in your response to prior comment 114 that the amendments did not change the beneficial ownership interest and control that your founder had over you and your consolidated affiliated entities. As previously requested, please address the appropriateness of applying the terms of the amended arrangements to your financial statements to the periods prior to the April 21, 2014 amendment date.

Response: We respectfully note that as discussed in our response to the Staff’s prior Comment 117, differences between the original Contractual Arrangements signed on September 2, 2011 and the amended Contractual Arrangements signed on April 21, 2014 (the “Amendments”), have no accounting implications as the Amendments do not change the beneficial ownership interests and control that our founder have over us and our consolidated affiliated entities that have been in place since July 1, 2011. We followed ASC 805-50, “Business Combinations”, to consolidate the operations of our affiliated entities including our variable interest entities which were under common control prior to September 2, 2011. We prepared our consolidated financial statements as if the Contractual Arrangements became effective as of the beginning of the first reporting period presented on July 1, 2011, as indicated in Note 1 under subtitle “Share Exchange Agreement” and in Note 2 under subtitle “Principle of consolidation”. We therefore respectfully request the Staff to reconsider this Comment.

Note 11 – Related party transactions, page F-23

30.	We have read your revisions on pages F-23 – F-25 related to comments 118 and 119 in our letter dated June 5, 2014. Please revise further to discuss the business reasons and nature of the underlying transactions that generated each of the other receivables-related parties and other payables-related parties’ balances.

Response: We have expanded our related parties’ disclosure table to clarify the nature of the underlying transactions on an individual basis as follow beginning on page F-23:

Other receivables - related parties, consisted of the following:

Name of related parties	Relationship	Nature of transactions	June 30, 2014	June 30, 2013

Liping Zhai	Relative of founder and member of management	Employee advance for travel and business expenses	$3,148	$3,134
Henan Juhe Industrial Co., Ltd. (1)	Owned by founder	Loan to founder’s entity for funding business development activities	933,460	3,516,594
Total			$936,608	$3,519,728

Other payables - related parties, consisted of the following:

Name of related parties	Relationship	Nature of transactions	June 30, 2014	June 30, 2013

Yulong Zhu	Founder	Dividend payable and loan from founder for operating cash flows	$12,856,251	$10,823,680
Henan Yuliang Hotel Co., Ltd.	Owned by founder	Loan from founder’s entity for operating cash flows	182,000	220,825
Lei Zhu	Relative of founder	Loan from relative of founder for operating cash flows	381,167	420,892
Hu Zhu	Relative of founder	Dividend payable	2,197,073	2,186,638
Guangjian Zhu	Relative of founder	Dividend payable	1,760,896	1,753,311
Yingtao Miao	Relative of founder	Dividend payable	541,248	538,916
Total			17,918,635	15,944,262
Total other payables - related parties - current			(182,000)	(220,825)
Total other payables - related parties – non-current			$17,736,635	$15,723,437

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Exhibit Index, page II-5

31.	You indicate that your Memorandum and Articles of Association are attached to this submission, but they are not. Please file them with your next submission. Please also advise whether the extensive revisions made on pages 66 to 71 are due to your decision not to revise and amend your articles.

Response: The Memorandum and Articles of Association has been included Exhibit 3.2 with this Draft Amendment No. 2. We confirm that the extensive revisions are due to our decision not to revise and amend the Articles.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

Yulong Eco-Materials Limited

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer

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